SECURITIES AND EXCHANGE COMMISSION
                          Washington D.C.  20549

                               Schedule 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                          Transco Energy Company
                             (Name of Issuer)

                  $4.75 Cumulative Convertible Preferred
                      (Title of Class of Securities)

                                  893532309
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                    [Continued on the following pages]




















                             Page 1 of 6 Pages
CUSIP No.   893532309


1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons
    The Colonial Group, Inc.; 04-2934627

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [    ]
    (b)   [    ]

3)  SEC Use Only


4)  Citizenship or Place of Organization
    Commonwealth of Massachusetts

Number of Shares Beneficially Owned as of December 31, 1995, by Each Reporting Person With
5)  Sole Voting Power:  --
6)  Shared Voting Power:  0
7)  Sole Dispositive Power:  --
8)  Shared Dispositive Power:  0

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
    0

10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
    [    ]

11) Percent of Class Represented by Amount in Row 9
    0.00%

12) Type of Reporting Person (See Instructions)
    HC



















                             Page 2 of 6 Pages
CUSIP No.   893532309


1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons
    Colonial Management Associates, Inc.; 04-2271697

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [    ]
    (b)   [    ]

3)  SEC Use Only


4)  Citizenship or Place of Organization
    Commonwealth of Massachusetts

Number of Shares Beneficially Owned as of December 31, 1995, by Each Reporting Person With
5)  Sole Voting Power:  --
6)  Shared Voting Power:  0
7)  Sole Dispositive Power:  --
8)  Shared Dispositive Power:  0

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
    0

10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
    [    ]

11) Percent of Class Represented by Amount in Row 9
    0.00%

12) Type of Reporting Person (See Instructions)
    IA



















                             Page 3 of 6 Pages
Item 1(a) Name of Issuer:
         Transco Energy Company

Item 1(b) Address of Issuer's Principal Executive Offices:
         Transco Tower
         2800 Post Oak Blvd.
         Houston, Texas  77056

Item 2(a) Name of Person Filing:
         See Item 1) of attached cover sheets

Item 2(b) Address of Principal Business Office or, if none, Residence:
         One Financial Center
         Boston, Massachusetts  02111

Item 2(c) Citizenship:
         See Item 4) of attached cover sheets

Item 2(d) Title of Class of Securities:
         $4.75 Cumulative Convertible Preferred

Item 2(e) CUSIP Number:
         893532309

Item 3   Type of Reporting Person:
         (d) [ X ] Investment Company registered under Section 8 of the Investment Company Act
         (g) [ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note See Item 7)

Item 4   Ownership:
         (a)  Amount Beneficially Owned:  0 shares
         (b)  Percent of Class:  0.00%
         (c)  (i)   sole power to voter to direct the vote:  --
              (ii)  shared power to vote or to direct the vote:  0
              (iii) sole power to dispose or to direct the disposition of: --
              (iv)  shared power to dispose or to direct the disposition of: 0

Item 5   Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6   Ownership of More Than Five Percent on Behalf of Another Person
         N/A





                             Page 3 of 4 Pages
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Colonial Management Associates, Inc.
         One Financial Center
         Boston, Massachusetts  02111
         04-2271697; IA

Item 8   Identification and Classification of Members of the Group
         N/A

Item 9   Notice of Dissolution of Group
         N/A

Item 10  Certification

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose for effect.

         Signature
         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date:  February 12, 1996

         COLONIAL MANAGEMENT ASSOCIATES, INC.
         THE COLONIAL GROUP, INC.

         RICHARD A. SILVER
         Signature

         Richard A. Silver, Chief Financial Officer
         Name/Title





















                             Page 5 of 6 Pages

                                 EXHIBIT A

                          JOINT FILING AGREEMENT



      In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 12, 1996.





         COLONIAL MANAGEMENT ASSOCIATES, INC.
         THE COLONIAL GROUP, INC.

    By:   RICHARD A. SILVER
          Richard A. Silver
          Chief Financial Officer


































                             Page 6 of 6 Pages